HIGHPOWER INTERNATIONAL, INC.

Building A1, 68 Xinxia Street, Pinghu, Longgang,

Shenzhen, Guangdong, China, 518111

April 19, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Highpower International, Inc.
Registration Statement on Form S-3
File No. 333-217294 (the “Registration Statement”)

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Highpower International, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective on April 20, 2017 at 4:30 p.m. (Washington, D.C. time), or as soon thereafter as may be practicable.

We request that we be notified of such effectiveness by a telephone call to Katherine J. Blair of Manatt, Phelps & Phillips, LLP at (310) 312-4252.

Very truly yours,

HIGHPOWER INTERNATIONAL, INC.

By:	/s/ Sunny Pan
Sunny Pan
Chief Financial Officer

cc:	Katherine J. Blair, Manatt, Phelps & Phillips, LLP